

 **Lateral Frontiers VC**

 **University of Cambridge**

Rob Eloff · 2nd
Investing in foundational technology ventures with Lateral Frontier Ventures

United States · **Contact info**

500+ connections

 1 mutual connection: Ifeanyi Umejei

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About

Early stage venture investor and adviser to founding teams building the Sub-Saharan Africa of the future.

Activity
1,397 followers

+ Follow

Rob Eloff reshared a post · 1w

Zone coming out of stealth mode.... watch this space

👍😊 12

Rob Eloff commented on a post · 1w

Thanks for leading the charge Tosin Agbabiaka - African founders, this is value add capital.

👍❤️😊 76

17 comments

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Experience

 **Lateral Frontiers VC**
5 yrs 5 mos

● **Managing Partner**
Full-time
2017 - Present · 5 yrs 5 mos
United States

● **Managing Partner**
Jan 2017 - Present · 5 yrs 5 mos
New York, United States

Bridging the gap between opportunity and capital as a leading VC fund in frontier markets

 **Investor & Board Member**
Kountable
Jan 2021 - Present · 1 yr 5 mos
California, United States

 **Investor & Advisor**
Pngme (We're Hiring)
Aug 2020 - Present · 1 yr 10 mos
California, United States

 **Board Member**
SeamlessHR
Jul 2020 - Present · 1 yr 11 mos
Lagos, Nigeria

 **Board Member**
AppZone Group
Jun 2018 - Dec 2020 · 2 yrs 7 mos
Lagos, Nigeria

Show all 11 experiences →

Education

 **University of Cambridge**
Masters, Finance
2013 - 2014

Cambridge
Master's Degree, Finance
2013 - 2014
Activities and societies: Gonville and Caius College

 **University of Cape Town**
Bachelor of Commerce (BCom), Politics, Philosophy and Economics
2003 - 2005

Skills

Emerging Markets · 13

Endorsed by Farhan Kazmi who is highly skilled at this

Endorsed by 2 colleagues at Goldman Sachs

Private Equity · 6

Hedge Funds · 4

Show all 15 skills →

Languages

Afrikaans
Native or bilingual proficiency

English
Native or bilingual proficiency

French
Elementary proficiency

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Interests

Influencers Companies Groups Schools

Mike Bloomberg · 3rd
Entrepreneur, philanthropist, UN Secretary-General's Special Envoy for Climate Ambition & Solutions, mayor of NYC, father, grandfather, and data nerd.
2,499,117 followers

Reid Hoffman · 2nd
Entrepreneur. Product and Business Strategist. Investor. Podcaster.
2,564,740 followers

Causes

Education • Environment • Health • Science and Technology